                                                                                                          [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY GENERAL MEETING

Final Synthetic voting map

In compliance with CVM Instruction No. 481/09, we present the final synthetic voting map consolidating the remote voting instructions and the ones made in person by each item of the remote voting form, referring to the matters submitted to the approval of the Ordinary General Meeting held on April 27, 2018, at 3:00 p.m.

Item	Resolution	Voting Shares	Voting	Amount of Shares	% Voting Shares
1	To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2017, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report	ON	For	3,661,093,548	95.87289685
			Against	284,447	0.007448801
			Abstention	27,455,190	0.718967861
2	To DECIDE on the destination of the net profit of the fiscal year of 2017 and the distribution of dividends	ON	For	3,688,449,829	96.58927458
			Against	288,441	0.007553392
			Abstention	94,915	0.002485535
3	To FIX the annual overall compensation of the Company´s management and members of Audit Committee	ON	For	3,593,522,466	94.10341587
			Against	95,190,032	2.492737211
			Abstention	120,687	0.003160425
4	Do you desire to require the implementation of the Fiscal Council, pursuant to Article 161 of Law No. 6.404/76?	ON	For	80,618,108	2.111142873
			Against	0	0
			Abstention	0	0
		PN	For	80,589,108	2.19001900
			Against	0	0
			Abstention	0	0

São Paulo, April 27th, 2018.

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.